April 20, 2006

Ms. Michele Anderson, Legal Branch Chief                                                                                                                                                                             Via EDGAR and Federal Express
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Mail Stop 3720
Washington, D.C. 20549

Re: Eagle Broadband, Inc. (the “Company” or “Eagle”)
Registration Statement on Form S-1, filed March 22, 2006
File No.: 333-132635

Dear Ms. Anderson:

The following are our responses to your comment letter dated April 17, 2006. Our responses are numbered to correspond with the numbered paragraphs included in your comment letter.

Please be advised that, concurrent with this response, the Company filed Amendment No. 1 to its Registration Statement on Form S-1 (the “Amendment”). A courtesy copy of the filing is enclosed herewith, together with a redline comparison to the registration statement filed on March 22, 2006.

General

1.
The Registration Statement has been amended to provide updated information throughout, including an updated status of our lawsuit with Cornell Capital, selected quarterly financial data for the quarter ended February 28, 2006, and incorporation by reference our most recent

Form 10-Q and Forms 8-K.

Debenture Agreement, page 11

2.	The Registration Statement has been amended to disclose how we plan to make the required payments on the convertible debenture held by Dutchess.

If you have any questions regarding the foregoing, please call me at (281) 538-6014.

Very truly yours,

/s/ Jeff Adams

Jeff Adams
Corporate Counsel